                                Filed by Stone Energy Corporation pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Act of 1934

                                Stone Energy Commission File No.: 001-12074
                                Basin Exploration Commission File No.: 000-20125 Subject Company: Basin Exploration Inc.

THE FOLLOWING IS A SLIDE PRESENTATION USED BY STONE ENERGY IN CONNECTION WITH INVESTOR AND ANALYST PRESENTATIONS.


Slide 1                 [Stone Energy Corporation Logo]

Slide 2                 [Safe Harbor Language]

PRIVATE SECURITIES LITIGATION REFORM ACT SAFE HARBOR STATEMENT
Except for the historical and present factual information contained herein, the matters set forth in this presentation, including statements as to the expected benefits of the merger such as efficiencies, cost savings, market profile and financial strength, and the competitive ability and position of the combined company, and other statements identified by words such as "expects," "projects," "plans," and similar expressions are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including the possibility that the anticipated benefits from the merger cannot be fully realized, the possibility that costs or difficulties related to the integration of our businesses will be greater than expected, the impact of competition and other risk factors relating to our industry as detailed from time to time in each of Stone's and Basin's reports filed with the SEC. Stone and Basin disclaim any responsibility to update these forward-looking statements.


Slide 3                 [The Stone Strategy]

Listing of Following Bullets:
 --Acquire Properties with Specific Characteristics:
         --Primarily Gulf Coast Basin Location
         --Established Production history, existing infrastructure & low level of production at time of acquisition
         --Multiple productive sands and Reservoirs

Slide 4                 [Stone Energy Net Remaining Reserves]

The following information regarding proved reserves (Bcfe) appears via bar chart:

                           1996 - 220.9
                           1997 - 295.8
                           1998 - 354.1
                           1999 - 387.7

Bar charts also display proved reserves by category as follows:

                                        PDP      PDNP       PUD
                           1996 -       24%       51%       25%
                           1997 -       34        43        23
                           1998 -       35        48        17
                           1999 -       30        50        20


Slide 5                 [The Stone Strategy]

Listing of Following Bullets:
  --Acquire properties with specific characteristics
         --Primarily Gulf Coast Basin location
         --Established Production history, existing infrastructure & low level of production at time of acquisition
         --Multiple productive sands and reservoirs
         --Opportunity to operate property to better control the timing and cost of field rejuvenation activities

Slide 6                 [Low Cost Structure & High Operating Margins]

The following information appears via bar chart:

                                                               Cash
                    Revenues per Mcfe  Percentage        Expense Percentage
                    -------------------------------------------------------
         1995             $2.30            64.8%                35.2%
         1996              2.87            66.9                 33.1
         1997              2.92            68.2                 31.8
         1998              2.27            67.4                 32.6
         1999              2.49            69.0                 31.0
         1Q00              3.09            74.0                 26.0
         2Q00              3.63            77.0                 23.0
         3Q00              4.18            78.0                 22.0

Slide 7                 [The Stone Strategy]

Listing of Following Bullets:

--Acquire properties with specific characteristics
--Increase production, cash flow & reserves through exploration & development activities


Slide 8                 [Production Up 560% Since 1993]

The following information appears in MMcfe via bar chart:

                                     Oil Production   Gas Production   Cumulative Daily
                  Daily Production      Per Day           Per Day     Rate at Acquisition
                  -----------------------------------------------------------------------
         1993          30.3              16.7               13.6            3.342
         1994          36.5              18.3               18.2            3.342
         1995          46.0              23.0               23.0            9.246
         1996          53.3              22.3               31.0           15.780
         1997          65.0              26.1               38.9           23.148
         1998         138.5              47.3               91.2           23.148
         1999         161.4              57.3              104.1           28.348
         1Q00         169.7              49.8              119.9           28.348
         2Q00         181.0              58.4              122.6           28.348
         3Q00         189.2              55.8              133.4           28.348
 Current 2000         200.0              59.0              141.0           28.348

Listing of following bullets also appear with bar chart:
    -   '99 avg. up 17% over '98 avg.
    -   3rd Qtr. 2000 avg. up 17% from '99 avg.
    -   Current Production up 24% from '99 avg.

Slide 9                 [Cash Flow Increased 658% Since 1993]

The following information regarding cash flow from operations ($MM) appears via bar chart:

                     1993              $17.9
                     1994               17.9
                     1995               25.0
                     1996               37.3
                     1997               47.2
                     1998               77.2
                     1999              101.3
               9 mos.2000              135.6
     First Call Estimates
           Full year 2000              186.7 (as of 11/06/00) up 84%

Slide 10                [We've Grown Reserves 308% Since IPO]

The following information regarding proved reserves (Bcfe) appear via bar chart

                 Total Reserves      Oil(Bcfe)    Gas(Bcfe)        Percent Gas
                 --------------      ---------    ---------        -----------
     1993             95.0             36.5          58.5               62%
     1994            107.0             38.7          68.3               64
     1995            129.1             47.9          81.2               63
     1996            220.9             76.6         144.3               65
     1997            295.8            106.6         189.2               64
     1998            354.1            110.8         243.3               69
     1999            387.4            135.8         251.6               65

Information in bullet format is as follows:

     Over last three years averaged:
             100 Bcfe reserves adds per year
             Reserve replacement ratio of 263%

     Six year CAGR of 26% from:
             66% drilling & 34% acquisitions

Slide 11                [The Stone Strategy]

Listing of Following Bullets:

--Acquire properties with specific characteristics
--Increase production, cash flow & reserves through exploration & development activities
--Consistent focus on detailed field studies to search for oil and gas in the Gulf Coast Basin

Slide 12                [2000 Planned Drill Wells]

The following information regarding number of planned wells for 2000 was given via graphic illustration:

                  Depth(feet)         Number of Wells
                  -----------------------------------
                   3,000 - 10,000           7
                  10,000 - 14,000          14
                  14,000 - 16,000           7
                  16,000 - 18,000           3


Slide 13                [Capital Expedatures]

The following information regarding capital expenditures ($MM) was provided via bar chart:

        Acquisitions          Development        Exploration          Total
        -------------------------------------------------------------------
1995       $8.1                  $29.2               $8.2             $45.5
1996       26.7                   26.4               26.3              79.4
1997       43.8                   47.2               57.8             148.8
1998       13.0                   64.1               81.8             158.9
1999       31.0                   60.8               32.1             123.9
00B         N/A                    N/A                N/A             165.1


Slide 14                [Net Income Share]

The following information regarding net income per share was provided via bar chart:

                                           Net Income Per Share
                                           --------------------
                               1993               $0.88
                               1994                0.34
                               1995                0.49
                               1996                0.90
                               1997                0.78
                               1998                0.39(1)
                               1999                1.58
                        9 mos. 2000                2.89
First Call Estimates Full Year 2000                4.06(2)

(1)Excludes ceiling test write down of $3.82

(2)As of 11/06/00

Slide 15         [Profitable Investments]

Displays data in tabular form ($MM) as follows:

                                 Company Totals
                              (Dollars in Millions)

 Acq.            Expl. &           Net          Remaining        Remaining
Cost(a)        Dev. Cost(a)    Revenues(a)    Proved Bcfe(b)     Projects
-------        ------------    -----------    --------------     --------
$164.6           $589.6          $561.2           387.4            122

          (a) Based on results from 1990 (the year the acquisition & exploitation strategy was adopted) through 9/30/00

          (b) Based on 12/31/99 Independent Engineers Report

Slide 16         [Stone Energy Growth Alternatives]

Provides following bullet points:
    -    Prospect Inventory drilling
    -    Acquisitions & farmins of onshore & offshore properties
    -    Consolidations - Mergers

Slide 17         [Stone Energy Corporation Logo with Basin Exploration Logo]

Slide 18         [Transaction Summary]

Listing of Following Bullets:
--Structure: Stock-For Stock; Pooling; Tax-Free
--Exchange Ratio: .3974 of a Stone Share per Basin Share
--Premium: 10% One day prior; 14% 30-day average
--Targeted Closing: Early 2001

Slide 19         [Acquisition Rationale]

Listing of Following Bullets:
--Increased size and financial strength

--Solid foundation of combined proved reserves

--Expanded portfolio of prospects in our core area, the Gulf Coast Basin

--GOM property proximity yields technical, operational and infrastructure synergies

--Financially compelling
Statement at bottom of slide: "New Growth Opportunities as Combined Entity"

Slide 20         [Complementary Exploration Expertise]

Describes combination of Stone's strengths of detailed field analysis and exploration of mature fields with Basin's strengths of new lease prospect generation.

Listing of following bullets related to the combined company:
--Unlock value in combined property base
         --43 producing properties
         --52 unexplored primary term leases
--Inventory of 179 identified prospects
--Leverage leasehold positions

Statement at the bottom of the slide: "Enhance Combined Asset Value"

Slide 21         [Stone Energy, Peer Group, S&P 500 and Oil/Gas Prices]

Line Graph Comparing Stone Energy stock price performance over the period 7/9/93
- 11/3/00 to the stock price performance of Stone's Peer Group, the S&P 500 Index and Oil & GAS prices. Stone Energy's stock price displays a CAGR of 25% since its IPO (7/09/00).

A list of Stone Energy's Peer Group is listed as follows:

The companies that comprise the Company's current Peer Group are as follows:
Barrett Resources Corporation, Basin Exploration, Cabot Oil & Gas, Chieftain International, Cross Timbers Oil Company, Devon Energy, Forest Oil, Houston Exploration, The Meridian Resource Corp., Newfield Exploration, Ocean Energy, Pogo Producing Company, Snyder Oil Corporation, St. Mary Land, Swift Energy, Tom Brown Inc., Vintage Petroleum Inc.


Slide 22         [The Stone Strategy]

Listing of Following Bullets:
 --Acquire properties with specific characteristics
         --Primarily Gulf Coast Basin location
         --Established Production history, existing infrastructure & low level of production at time of acquisition
         --Multiple productive sands and reservoirs
         --Opportunity to operate property to better control the timing and cost of field rejuvenation activities

Slide 23         [Stone Area of Operations]

Depicts map of Gulf Coast Basin identifying the location of Stone's 21 producing properties.

Slide 24                [Combined Property Base]

Depicts map of Gulf Coast Basin identifying the location of Stone's 21 producing properties and Basin's 22 producing properties.

The following information regarding pro forma proved reserves at 12/31/99 was shown in tabular form:

                                   Bcfe       % Total           % Gas
                                   ----       -------           -----
         Gulf Coast Basin
              Onshore               96           16%              28%
              Offshore             426           71               79
         Rocky Mountain             75           13               32
                                   ---          ---
              Total                597          100%              65%

Slide 25                [Stone Exploration Leases]

Depicts map of Gulf Coast Basin identifying the location of Stone's 5 exploratory leases, Stone's 21 producing properties and Basin's 22 producing properties.

Slide 26                [Increased Exploration Portfolio]

Depicts map of Gulf Coast Basin identifying the location of Stone's 5 exploratory leases, Basin's 48 exploratory leases, Stone's 21 producing properties and Basin's 22 producing properties.

Depicts map of Western United States with portions of Wyoming, Utah, Colorado, New Mexico and Arizona highlighted to identify Basin's Rocky Mountain interests.

Slide 27                [Impressive Growth]

The following information regarding cash flow From operations ($MM) appears via bar chart:

         --Stone Actual Cash Flow from Operations
                  --1996     $ 37
                  --1997     $ 47
                  --1998     $ 77
                  --1999     $101

         --Pro Forma Cash Flow From Operations
                  --1999     $153
                  --2000     $300

         --Arrow on the bar graph depicts a compounded annual growth rate of cash flow from operations of 40% for Stone from 1996-1999.

         --Arrow on the bar graph depicts a 96% growth in cash flow from operations from 1999 to 2000e for the pro forma company.

         --Statement at the top of the graph states: "2001 Projection
           Pro Forma Growth over 20%"

The following information regarding Production (Bcfe) appears via bar chart:

         --Stone Actual Production
                  --1996     19.5
                  --1997     23.7
                  --1998     50.5
                  --1999     57.6

         --Pro Forma Production
                  --1999     91.5
                  --2000    100.6

         --Arrow on the bar graph depicts a compounded annual growth rate of production of 44% for Stone from 1996-1999.

         --Arrow on the bar graph depicts a 11% growth in production from 1999 to 2000e for the pro forma company.

         --Statement at the top of the graph states: "2001 Projection
           Pro Forma Growth over 15%"

         --Statement at the bottom of slide states: "Significant Cash Flow &
           Production Growth"

Slide 28                [Strengthened Competitive Position]

The following information appears via bar charts:

--Market Capitalization($MM)(10/27/00)(1)
         --APA    6660.2
         --OEI    2373.9
         --NBL    1983.0
         --NFX    1571.9
         --PF SGY 1408.6
         --FST    1289.3
         --PPP    1004.6
         --SGY    1000.5
         --SKE     806.5
         --THX     675.2
         --BSNX    362.2
         --TMR     328.0
         --CID     318.2
         --EEX     207.1
         --MMR     188.4

--2001 Discretionary Cash Flow($MM)(2)
         --APA    1589.2
         --OEI     702.8
         --NBL     514.4
         --PF SGY  402.2
         --NFX     369.1
         --FST     354.6
         --SGY     256.5
         --THX     233.2
         --PPP     220.0
         --EEX     140.2
         --BSNX    138.9
         --SKE     137.7
         --TMR     135.0
         --CID      85.6
         --MMR      32.2

--Total Debt to Book Capitalization(1)
         --MMR     0.0%
         --SKE     6.0%
         --CID     6.6%
         --BSNX   18.3%
         --PF SGY 23.4%
         --SGY    25.0%
         --NFX    26.7%
         --NBL    41.3%
         --APA    41.7%
         --THX    44.1%
         --PPP    45.2%
         --FST    50.0%
         --EEX    51.0%
         --TMR    57.7%
         --OEI    60.0%

Reserves (Bcfe)(1)
         --APA    4843.0
         --OEI    2490.0
         --NBL    1995.3
         --FST    1408.1
         --PPP     847.4
         --PF SGY  596.9
         --NFX     594.8
         --THX     541.0
         --SGY     387.4
         --EEX     375.5
         --TMR     364.6
         --CID     239.6
         --BSNX    209.5
         --SKE     104.5
         --MMR      94.0

Statement at the bottom of the slide: "Well Positioned for Future Opportunities"

(1) Publicly available data as of October 27, 2000

(2) I/B/ES estimates as of October 27, 2000. Stone pro forma estimates provided by Stone Management.

Slide 29                [Attractive Proved Reserve Economics]

Depicts two tables with the following information:

Compelling Economics
-- At $3.50/mcf and $25.00/Bbl, acquired proved reserves produce:
         -- 4 year payout
         -- 14% rate of return

Hedging Program Reduces Price Risk
-- 2001 and 2002 volumes
-- Puts at $3.50/McF and $25.00/Bbl
-- 28% of pro forma production volumes
-- Estimated cost - $25 MM

Slide 30                [Proved Reserves by Category]

Depicts bar graph of proved reserves (Bcfe) by category for Stone, Basin and Stone Pro Forma at 12/31/99

                       PDP           PDNP            PUD           Total
Stone                 114.8          196.9           75.7          387.4
Basin                  94.5           54.7           60.4          209.6
Stone Pro Forma       209.3          251.6          136.1          597.0

Slide 31                [Stone's Strategy Should Continue to Work]

List following bullet points:

    Compared to our recent past, we have:

    -  More people & Gulf Coast knowledge

    -  More properties & infrastructure

    -  More cash flow

    -  Better technology

    -  Less Debt

    -  An increasing supply of opportunities


Slide 32                [Forward-Looking Statements]

Certain statements in this presentation are forward-looking and are based upon the Company's current belief as to the outcome and timing of future events. All statements other than statements of historical facts included in this presentation regarding budgeted capital expenditures, increases in oil and gas production, the Company's outlook on oil and gas prices, oil and gas reserve estimates, business strategy and other plans and objectives for future operations, are forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements herein include the timing and extent of changes in commodity prices for oil and gas, operating risks and other risk factors as described in the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission. Should one or more of these risks or uncertainties occur, or should underlying assumptions prove incorrect, the Company's actual results and plans could differ materially from those expressed in the forward-looking statements.

ADDITIONAL INFORMATION. Stone and Basin will file a proxy statement/prospectus and other relevant documents concerning the proposed merger transaction with the SEC. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Stone free of charge by requesting them in writing from Stone Energy Corporation, 625 East Kaliste Saloom Road, Lafayette, Louisiana 70508, Attention: Corporate Secretary, or by telephone at
(337) 237-0410. You may obtain documents filed with the SEC by Basin free of charge by requesting them in writing from Basin Exploration, Inc., 1670 Broadway, Suite 2800, Denver, Colorado, 80202, or by telephone, (303) 685-8000.

     Stone and Basin, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of Stone and Basin in connection with the merger. Information about the directors and executive officers of Stone and their ownership of Stone stock is set forth in the proxy statement for Stone's 2000 Annual Meeting of stockholders. Information about the directors and executive officers of Basin and their ownership of Basin stock is set forth in the proxy statement for Basin's 2000 Annual Meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.

Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.